Rec'd 8/30/01

RECD S.E.C.
AUG 3 0 2001


01 02 9689

SECURIT... COMMISSION ...9

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SEC FILE NUMBER
8-18179

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

BEST AVAILABLE COPY

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2000 (MM/DD/YY) AND ENDING December 31, 2000 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
11-006900
McDermott, Julian R. & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 E Central Street, #1
(No. and Street)

Natick	Massachusetts	01760
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julian R. McDermott 1-410-465-5622
(Area Code — Telephone No.)

3201 West Springs Drive #104, Ellicott City, Maryland 21043

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James F. Kearney & Co., CPA's
(Name — if individual, state last, first, middle name)

Brigantine East - Rt. 3A, Cohasset, Mass. 02025
(Address) (City) (State) Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2001
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julian R. McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julian R. McDermott & Co., as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Sole Proprietor

Title

James F. Kearney - C.P.A. (2/27/01)
Notary Public
(my commission expires 4/26/2002)

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
_ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Julian R. McDermott & Co.

(A Sole Proprietorship)

Table of Contents - Year Ended December 31, 2000

JAMES F. KEARNEY & CO.
-CERTIFIED PUBLIC ACCOUNTANTS-
Brigantine East—Route 3A
Cohasset, Mass. 02025
Phone (781) 383-6070
Fax (781) 383-9557

Julian R. McDermott
141 E. Central Street, #1
Natick, Mass. 01760

We have audited the accompanying statements of financial condition of Julian R. McDermott & Co. (a sole proprietorship) as of December 31, 2000 and 1999 and the related statements of operations, changes in financial position and changes in proprietor's capital for the years then ended. Our examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying statements present fairly the financial position of Julian R. McDermott & Co. (a sole proprietorship) at December 31, 2000 and 1999 and the results of its operations and changes in its financial position for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Michael B Kearney CPA
Michael B. Kearney, C.P.A.

February 27, 2001

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Financial Condition

December 31, 2000 with Comparative Figures for 1999

Assets		2000		1999
Cash	$	5,872	$	5,264
Shares In Money Market Fund		194		877
U.S. Savings Bonds		499		499
	$	6,565	$	6,640

Liabilities and Proprietor's Capital				
Liabilities:				
Accounts Payable	$	0	$	0
Note Payable (See Footnote)	*	4,000	*	4,000
Capital:				
Proprietor's Capital (See Page 5)		2,565		2,640
	$	6,565	$	6,640

* A subordinated loan agreement for this note was approved by the NASD as of February 7, 1992 and renewed thereafter.

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Operations

For The Year Ended December 31, 2000

With Comparative Figures for 1999

Gains/(Losses) on Security Transactions:	2000	1999
Gain realized this year	$ 0	$ 1,208
Cumulative unrealized gain	0	0
Less - unrealized gain recognized last year	0	(1,252)
Net gains (losses) on security transactions	0	(44)
Other Income:		
Dividends (common stock)	0	11
Interest (money market)	16	39
Interest - cd	0	22
Total Other Income	16	72
Total Income	16	28
Expenses:		
Regulatory fees and expenses	1,846	1,793
Bank service charges	58	92
Postage	24	32
Computer service	0	229
Telephone	0	100
Miscellaneous	0	8
Total Expenses	1,928	2,254
Net (Loss)	$ (1,912)	$ (2,226)

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Cash Flows

For the Year Ended December 31, 2000

With Comparative Figures for 1999

Sources of Cash:	2000	1999
Net (loss)	$ (1,912)	$ (2,226)
Capital additions during the year	2,400	3,166
Redemption of money market	683	0
Matured CD	0	3,331
Sale of common stock	0	1,560
Total Sources of Cash	1,171	5,831
Uses of Cash:		
Acquisition of common stock, savings bond & money market shares	0	27
Capital withdrawn during the year	563	1,196
Total Uses of Cash	563	1,223
Net Increase (Decrease) in Cash	608	4,608
Cash at Beginning of Year	5,264	656
Cash at End of Year	$ 5,872	$ 5,264

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Changes in Proprietor's Capital

For the Year Ended December 31, 2000

With Comparative Figures for 1999

	2000	1999
Propreitor's Capital at Beginning of Year	$ 2,640	$ 2,896
Net (Loss)	(1,912)	(2,226)
Capital Additions	2,400	3,166
Capital Withdrawals	(563)	(1,196)
Proprietor's Capital at End of Year	$ 2,565	$ 2,640

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Notes To Financial Statements

December 31, 2000 and 1999

Note 1 - Significant Accounting Policies:

A summary of the major accounting policies by the company in the preparation of the accompanying financial statements is set forth below.

Commission Income - Commissions income is accrued when earned.

Expenses - Expenses are recorded when incurred.

Unrealized Gains and Losses -

Unrealized gains and losses are not recorded on the books but are reflected by means of adjustments to the monthly trial balance and in financial statements filed with regulatory authorities, including the statements in this package.

Supplementary Information -

Supplementary information is presented in accordance with the requirements of the U.S. Securities and Exchange Commission.

Income Taxes -

Income taxes have not been provided for because the proprietorship net income and credits are passed on to the owner and combined with his other personal income and deductions to determine taxable income on this individual tax returns.

Note 2 - Capital Requirements:

The company is required to maintain minimum net capital, as defined in the Securities Exchange Act of 1934, as amended, "Net Capital Rules" equivalent to $5,000, or the applicable percentage of aggregate indebtness, as defined. Under this definition, a note payable in the amount of $4,000 covered by a properly approved subordination agreement, has been included with the proprietary capital to obtain net capital for 2000.

Julian R. McDermott & Co.

(A Sole Proprietorship)

Computation of Net Capital Under Rule 15C3-3

December 31, 2000

Proprietor's Capital	$	2,565
Liabilities Subordinated to Claims of Creditors Allowable in Computation of Net Capital		4,000
Less - Nonallowable Net Capital		0
Qualified Net Capital Before "Haircuts"		6,565
Less - Haircuts: (2% X $194, money market)		(4)
Net Capital	$	6,561

JAMES F. KEARNEY & CO.
-CERTIFIED PUBLIC ACCOUNTANTS-
Brigantine East—Route 3A
Cohasset, Mass. 02025
Phone (781) 383-6070
Fax (781) 383-9557

Supplementary Information

Julian R. McDermott & Co.

(A Sole Proprietorship)

Computation for Determination of Reserve

Requirements for Brokers Under Exhibit A of

Rule 15C3-3 and Information Related to the Possession

or Control Requirements Under Rule 15C3-3

December 31, 2000

Julian R. McDermott & Co., is exempt from the Special Reserve Bank Account requirement of Rule 15C3-3 and is subject to the $5,000 minimum net capital requirement.

The company does not have possession of customer securities or funds at any time.

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Reconciliation of the Computation of Net Capital

and Excess Net Capital Under Rule 17A-5-D(4)

With Form X-17A-5 11A

December 31, 2000

As a result of the examination of the financial statement and other supplementary information, no material differences were noted between the computation of net capital under Rule 15C3-1 as reported in the focus report, part 11A submitted by the company as of December 31, 2000 and the results of the audit for the year ended December 31, 2000.

See Accompanying Notes

Julian R. McDermott & Co.

(A Sole Proprietorship)

Statement of Concerning Adequacy of Accounting

System and Records Maintenanced by the Company

December 31, 2000

Our review of the accounting system and records maintained by the company did not reveal any material inadequacies in the company's accounting, administrative of securities control.

See Accompanying Notes